Exhibit 99.2

VASTA Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Three-month period ended March 31, 2023

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

CONTENT

Unaudited Condensed Interim Consolidated Financial Statements as of three-month period ended March 31, 2023	Page
Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2023 and December 31, 2022	3
Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the three-month periods ended March 31, 2023 and 2022	5
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2023 and 2022	6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2023 and 2022	7
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	8

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2023 and December 31, 2022

Assets	Note	March 31, 2023	December 31, 2022
Current assets
Cash and cash equivalents	7	42,680	45,765
Marketable securities	8	331,110	380,514
Trade receivables	9	712,428	649,135
Inventories	10	263,220	266,450
Taxes recoverable		33,608	19,120
Income tax and social contribution recoverable		19,152	17,746
Prepayments		77,227	56,645
Other receivables		2,244	972
Related parties – other receivables	19	993	1,759
Total current assets		1,482,662	1,438,106

Non-current assets
Judicial deposits and escrow accounts	21.b	189,727	194,859
Deferred income tax and social contribution	22	169,812	170,851
Equity accounted investees	11	82,611	83,139
Other investments and interests in entities		8,272	8,272
Property, plant and equipment	12	191,192	197,688
Intangible assets and goodwill	13	5,421,458	5,427,676
Total non-current assets		6,063,072	6,082,485

Total Assets		7,545,734	7,520,591

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2023 and December 31, 2022

Liabilities	Note	March 31, 2023	December 31, 2022
Current liabilities
Bonds	14	66,455	93,779
Suppliers	15	223,457	250,647
Reverse factoring	15	199,116	155,469
Lease liabilities	16	24,196	23,151
Income tax and social contribution payable		-	5,564
Salaries and social contributions	19	132,631	100,057
Contractual obligations and deferred income	17	85,844	57,852
Accounts payable for business combination and acquisition of associates	18	48,577	73,007
Other liabilities		33,689	29,630
Other liabilities - related parties	20	430	54
Total current liabilities		814,395	789,210

Non-current liabilities
Bonds	14	749,472	749,217
Lease liabilities	16	115,140	117,412
Accounts payable for business combination and acquisition of associates	18	551,136	552,270
Provision for tax, civil and labor losses	21.a	655,123	651,252
Other liabilities		26,862	31,551
Total non-current liabilities		2,097,733	2,101,702

Total current and non-current liabilities		2,912,128	2,890,912

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	83,189	80,531
Treasury shares	23.4	(23,880)	(23,880)
Accumulated losses		(250,065)	(247,787)
Total Shareholder's Equity		4,630,059	4,629,679

Interest of non-controlling shareholders		3,547	-

Total Shareholder's Equity		4,633,606	4,629,679

Total Liabilities and Shareholder's Equity		7,545,734	7,520,591

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the three-month periods ended March 31, 2023, and 2022

	Note	March 31, 2023	March 31, 2022
Net revenue from sales and services	24	402,835	380,581
Sales		393,688	371,886
Services		9,147	8,695

Cost of goods sold and services	25	(155,126)	(129,237)

Gross profit		247,709	251,344

Operating income (expenses)
General and administrative expenses	25	(127,281)	(126,088)
Commercial expenses	25	(51,061)	(47,933)
Other operating income	25	994	933
Impairment losses on trade receivables	25	(10,380)	(8,896)
Share of loss equity-accounted investees	11	(528)
Profit before finance result and taxes		59,453	69,360

Finance result
Finance income	26	16,631	15,269
Finance costs	26	(75,816)	(57,963)
		(59,185)	(42,694)

Profit before income tax and social contribution		268	26,666

Income tax and social contribution		(2,492)	(6,476)
Current	21	(1,454)	(5,523)
Deferred	21	(1,038)	(953)

(Loss) profit for the period		(2,224)	20,190
Other comprehensive income for the year		-	-

Allocated to:
Controlling shareholders		(2,278)	20,190
Non-controlling shareholders		54	-

(Loss) profit per share (in %)
Basic	22.2	(0.03)	0.24
Diluted	22.2	(0.03)	0.24

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2023 and 2022

	Share capital		Capital reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares (Note 23d)	Accumulated losses	Total Shareholders' Equity/ Net Investment	Non-controlling shareholders	Total Non-controlling Shareholders' Equity/ Net Investment
Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209	-	4,665,209
Profit for the period	-	-	-	-	-	20,190	20,190	-	20,190
Share based compensations granted and issued	-	-	4,126	-	-	-	4,126	-	4,126
Balance as of March 31, 2022(unaudited)	4,961,988	(141,173)	34,571	31,043	(23,880)	(173,024)	4,689,525	-	4,689,525

Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679
Loss for the period	-	-	-	-	-	(2,278)	(2,278)	54	(2,224)
Share based compensations granted and issued	-	-	2,658	-	-	-	2,658	-	2,658
Non-controlling shareholders	-	-	-	-	-	-	-	3,493	3,493
Share based compensations vested	-	-	(36)	36	-	-	-	-	-
Balance as of March 31,2023 (unaudited)	4,961,988	(141,173)	48,867	34.322	(23,880)	(250,065)	4,630,059	3,547	4,633,606

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2023 and 2022

		For the period ended March 31,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution		268	26,666
Adjustments for:
Depreciation and amortization	12 and 13	68,804	64,287
Depreciation to digital book		2,028	-
Share of loss profit of equity-accounted investees	11	528	-
Impairment losses on trade receivables	9	10,380	8,896
Reversal for tax, civil and labor losses, net		(4,423)	(6,109)
Interest on provision for tax, civil and labor losses	26	8,485	11,454
Provision for obsolete inventories	10	3,023	6,780
Interest on bonds	14	30,591	23,975
Contractual obligations and right to returned goods		4,762	(10,732)
Interest on accounts payable for business combination	26	18,031	13,694
Imputed interest on suppliers	26	7,074	-
Share-based payment expense		2,658	4,126
Interest on lease liabilities	16	3,385	3,596
Interest on marketable securities	25	(9,417)	(11,459)
Cancellations of right-of-use contracts		3,053	-
Residual value of disposals of property and equipment and intangible assets	12 and 13	3	(1,285)
		149,233	133,889
Changes in
Trade receivables		(72,466)	(79,574)
Inventories		556	26,787
Prepayments		(20,520)	(17,266)
Taxes recoverable		(17,220)	(2,434)
Judicial deposits and escrow accounts		5,132	1,245
Other receivables		(16)	1,123
Related parties – other receivables		766	(625)
Suppliers		2,125	(3,568)
Salaries and social charges		32,097	13,153
Tax payable		(5,474)	(5,852)
Contractual obligations and deferred income		20,464	13,976
Other liabilities		(406)	4,880
Other liabilities - related parties		376	(8,879)
Cash from operating activities		94,647	76,855
Payment of interest on leases	16	(3,668)	(3,750)
Payment of interest on bonds	14	(57,914)	(37,640)
Payment of interest on business combinations	18	(15,820)	-
Income tax and social contribution paid		(331)	(523)
Payment of provision for tax, civil and labor losses	21	(190)	(180)
Net cash from operating activities		16,724	34,762
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(5,256)	(34,435)
Additions of intangible assets	13	(38,638)	(19,716)
Acquisition of subsidiaries net of cash acquired		(3,205)	(8,475)
Purchase of investment in marketable securities		(362,606)	(707,080)
Proceeds from investment in marketable securities		421,427	581,214
Net cash from (applied in) investing activities		11,722	(188,492)
CASH FLOWS FROM FINANCING ACTIVITIES
Lease liabilities paid	16	(10,334)	(5,654)
Payments of accounts payable for business combination	18	(21,197)	(4,511)
Net cash applied in financing activities		(31,531)	(10,165)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,085)	(163,895)
Cash and cash equivalents at beginning of period	7	45,765	309,893
Cash and cash equivalents at end of period	7	42,680	145,998
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,085)	(163,895)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1.	The Company and Basis of Presentation

1.1.	The Company

Vasta Platform Ltd., together with its subsidiaries (the Company) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31, of the same year.

The Company has built a “Platform as a Service”, solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2.	Significant events during the period

a.	Business Combination

On March 3, 2023 the Company, through its subsidiary Somos Sistemas de Ensino S.A. (“Somos”), acquired 51% interest in the capital of “Escola Start Ltda.” (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery. See note 5.

The Unaudited Condensed Interim Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	March 31, 2023	December 31, 2022
	Interest	Interest
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	100%	100%
A & R Comércio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo (“Anglo”)	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda (“Phidelis”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Escola Start Ltda. (“Start”)	51%	-

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

2.	Basis of accounting

These interim financial statements for the three-month period ended March 31, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company´s financial position and performance since the last annual financial statements.

These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

(a)       Basis of consolidation and investments in other companies

Company		March 31, 2023	December 31, 2022
	Investment type	Interest	Interest
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	Subsidiary	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	Subsidiary	100%	100%
A & R Comércio e Serviços de Informática Ltda. (“Pluri”)	Subsidiary	100%	100%
Colégio Anglo São Paulo (“Anglo”)	Subsidiary	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	Subsidiary	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”)	Subsidiary	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda (“Phidelis”)	Subsidiary	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	Subsidiary	100%	100%
Escola Start Ltda. (“Start”)	Subsidiary	51%	-
Educbank Gestão de Pagamentos Educacionais S.A.	Associate	45%	45%
Flex Flix Limited	Investment	10%	10%

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by the Company’s board of directors on May 11, 2023.

3.	Use of estimates and judgements

In preparing these interim Financial Statements, Management has made judgements and estimates that affect the application of Company´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

to the fair value measurement as a whole:

Measurement of fair values

• Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

• Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 5.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in Note 23.

4.	Significant accounting policies and new and not yet effective accounting standards

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2023, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Business Combinations

Acquisitions in 2023

As mentioned in Note 1.2, on March 03, 2023, the Company acquired a 51% interest in the capital of the Escola Start Ltda. (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The purchase price of R$4,482 will be paid in two installments, a fixed installment of R$4,100 in cash on the acquisition date and a variable installment of R$382, subject to price adjustment depending on the calculation of financial indicators defined as contract and corrected by 100% of the CDI, to be paid in May 2023.

On the same date, a purchase option agreement was entered into for the acquisition of the remaining shares issued by Anglo Start held by the minority shareholder, representing 49% of the share capital, as of January 2028, through which the amount of R$11,700.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for business combination in 2023:

Start Anglo
Current assets
Cash and cash equivalents	895
Trade receivables	1,207
Inventories	349
Taxes recoverable	127
Prepayments	62
Other receivables	37
Total current assets	2,677

Non-current assets
Property and equipment	796
Other receivables	1,220
Intangible assets	6,250
Intangible assets - Customer Portfolio	1,510
Intangible assets – Trademarks	4,740
Total non-current assets	8,266

Total Assets	10,943

Current liabilities
Suppliers	299
Salaries and social contributions	477
Taxes payable	95
Tax Installments	21
Income tax and social contribution payable	32
Contractual obligations and deferred income	2,766
Other liabilities	16
Total current liabilities	3,706

Non-current liabilities
Other liabilities	16
Tax Installments	93
Total non-current liabilities	109

Total liabilities	3,815

Net identifiable assets at fair value	7,128
Percentage acquired (51%) (A)	3,635
Total of Consideration transferred (B)	4,482
Goodwill (A-B)	847

From the date of acquisition to March 31, 2023, Start contributed to a net revenue from sales and services in the amount of R$ 663, and net profit for the year in the amount of R$ 109.

Acquisitions in 2022

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

all conditions established on the share purchase agreement and the liquidation was completed. The Company will pay a total purchase price in the amount of R$21,966, comprised of (i) R$8,854 in cash, paid on the acquisition date, (ii) R$7,638 to be paid in annual installments over the course of two years, and (iii) a variable R$5,474, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026. The net identifiable assets acquired, and liabilities assumed for each business combination in 2022 are presented in last annual financial statements.

6.	Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

6.1.	Financial Instruments by Category

The Company holds the following financial instruments:

	Hierarchy	March 31, 2023	December 31, 2022
Assets - Amortized cost
Cash and cash equivalents		42,680	45,765
Trade receivables		712,428	649,135
Other receivables		2,244	972
Related parties – other receivables		993	1,759
		758,345	697,631

Assets - Fair value through profit or loss
Marketable securities	1	331,110	380,514
Other investments and interests in entities		8,272	8,272
		339,382	388,786

Liabilities - Amortized cost
Bonds		815,927	842,996
Lease liabilities		139,336	140,563
Reverse factoring		199,116	155,469
Suppliers		223,457	250,647
Accounts payable for business combination and acquisition of associates		551,306	569,360
Accounts payable for business combination and acquisition of associates (i)	3	48,407	55,917
Other liabilities - related parties		430	54
		1,977,979	2,015,006

i)	Refers to a portion of the liability remeasured based on economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to this measured were presented in the financial statements as of December 31, 2022.

The Company has not disclosed the fair values of your financial instruments, because their carrying amounts approximates fair value.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

6.2.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

a.	Market risk – cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures. Interest rates contracted are as follows:

	March 31, 2023	December 31, 2022	Interest rate
Bonds
Private Bonds – 6th Issuance – series 2	51,727	53,688	CDI + 1.00% p.a.
Private Bonds – 9th Issuance – series 2	254,555	259,843	CDI + 2.40% p.a.
Bonds – 1st Issuance – single	509,645	529,465	CDI + 2.30% p.a.
Financing and lease liabilities	139,336	140,563	IPCA
Accounts payable for business combination and acquisition of associates	599,713	625,277	CDI
	1,554,976	1,608,836

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see note 9 and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded. See note 9.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

c.	Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity thus providing to the Company the appropriate commitment with the going concern presumption.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

March 31, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	66,455	499,472	250,000	815,927
Lease liabilities (note 16)	24,196	39,395	75,745	139,336
Accounts payable for business combination and acquisition of associates (note 18)	48,577	364,086	187,050	599,713
Suppliers (note 15)	223,457	-	-	223,457
Reverse factoring (note 15)	199,116	-	-	199,116
Other liabilities - related parties (note 20)	430	-	-	430
	562,231	902,953	512,795	1,977,979

The table below reflects the estimated interest rate based on CDI for 12 months (13.29% p.a.) and IPCA for 12 months (4.65% p.a.) extracted from BACEN (Brazilian Central Bank) on base period March 31, 2023. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of March 31, 2023:

March 31, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds	75,288	565,851	283,225	924,364
Lease liabilities	25,321	41,226	79,267	145,814
Accounts payable for business combination and acquisition of associates	55,033	412,473	211,909	679,415
Suppliers	253,156	-	-	253,156
Reverse factoring	225,579	-	-	225,579
Other liabilities - related parties	487	-	-	487
	634,864	1,019,550	574,401	2,228,815

d.	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

 The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development.

	March 31, 2023	December 31, 2022
Net debt (i)	1,935,299	1,969,241
Total shareholders' equity	4,633,606	4,629,679
Total capitalization (ii)	2,698,307	2,660,438
Gearing ratio - % - (iii)	72%	74%

(i)	Net debt comprises financial liabilities (note 6.1) net of cash and cash equivalents.

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

e.	Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (Base scenario) over a 12-month horizon was used, with a projected rate of 13.29% p.a. as per DI Interest Deposit rate (“CDI”), reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% deterioration in scenario I and 50% deterioration in scenario II, of the projected rates.

	Index - % per year	Balance as of March 31, 2023	Base scenario	Scenario I	Scenario II
Financial investments	CDI	38,239	5,082	6,352	7,623
Marketable securities	CDI	331,110	44,005	55,006	66,007
		369,349	49,087	61,358	73,630

Accounts payable for business combination	CDI	(599,713)	(79,702)	(99,627)	(119,553)
Lease liabilities	IPCA	(139,336)	(6,479)	(8,099)	(9,719)
Bonds	CDI	(815,927)	(108,437)	(135,546)	(162,655)
		(1,554,976)	(194,618)	(243,272)	(291,927)
Net exposure		(1,185,627)	(145,531)	(181,914)	(218,297)
Interest rate -% p.a.	-	-	13.29%	16.61%	19.94%
Interest rate -% p.a.	-	-	4.65%	5.81%	6.98%
Stressing scenarios				25%	50%

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

7.	Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	March 31, 2023	December 31, 2022
Cash	375	7
Bank account	4,066	6,546
Financial investments (i)	38,239	39,212
	42,680	45,765

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 103% of the annual CDI rate on March 31, 2023 (103% on December 31, 2022). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8.	Marketable securities

a.	Composition

	Credit Risk	March 31, 2023	December 31,2022
Private investment fund	AAA	196,167	31,842
Private investment fund	AA	134,943	348,672
		331,110	380,514

The average gross yield of securities is based on 103% CDI on March 31, 2023 (104% CDI on December 31, 2022).

9.	Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2023	December 31, 2022
Trade receivables	778,288	711,439
Related parties (note 20)	6,393	7,177
(-) Impairment losses on trade receivables	(72,253)	(69,481)
	712,428	649,135

b.	Maturities of trade receivables

	March 31, 2023	December 31, 2022
Not yet due	633,549	563,005
Past due
Up to 30 days	52,312	19,435
From 31 to 60 days	8,148	22,637
From 61 to 90 days	2,355	12,193
From 91 to 180 days	22,443	42,169
From 181 to 360 days	40,257	31,357
Over 360 days	19,224	20,643
Total past due	144,739	148,434
Related parties (note 20)	6,393	7,177
Impairment losses on trade receivables	(72,253)	(69,481)
	712,428	649,135

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

The following table shows the changes in impairment losses on trade receivables for the periods ended March 31, 2023, and 2022:

	March 31, 2023	March 31, 2022
Opening balance	69,481	46,500
Additions	10,381	8,896
Reversals	(53)	-
Write offs	(7,556)	(3,013)
Closing balance	72,253	52,383

10.	Inventories

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2023	December 31, 2022
Finished products (i)	171,527	160,519
Work in process	65,412	73,993
Raw materials	24,542	30,773
Imports in progress	-	347
Right to returned goods (ii)	1,739	818
	263,220	266,450

(i)	These amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

Changes in provision for losses with slow-moving inventories, net realizable value and provision for right to returned goods are broken down as follows:

b.	Changes in provision

	March 31, 2023	March 31, 2022
Opening balance	84,049	58,723
Additions	3,023	6,904
Reversals	-	(124)
Closing balance	87,072	65,503

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

11.	Equity accounted investees

a.	Composition of investments

	Investment type	Interest %	Investment	Fair value	Goodwill	March 31, 2023
Educbank	Associate	45%	41,256	7,569	33,786	82,611
			41,256	7,569	33,786	82,611

b.	Investments without control and significant influence

EducBank
As of December 31, 2022	83,139
Equity method	(528)
As of March 31,2023	82,611

12.	Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		March 31, 2023			December 31, 2022
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

IT equipment	10% - 33%	82,548	(48,825)	33,723	80,262	(43,294)	36,968
Furniture, equipment and fittings	10% - 33%	59,721	(36,580)	23,141	60,920	(36,818)	24,102
Property, buildings and improvements	5%-20%	53,256	(41,851)	11,405	53,027	(40,381)	12,646
In progress	-	4,755	-	4,755	4,494	-	4,494
Right of use assets	12%	215,859	(98,082)	117,777	257,034	(137,948)	119,086
Land	-	391	-	391	391	-	391
Total		416,530	(225,338)	191,192	456,128	(258,441)	197,687

Changes in property, plant and equipment are as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2022	36,969	24,102	12,646	4,494	119,086	391	197,688
Additions	1,211	3,784	-	261	11,804	-	17,060
Additions through business combinations	-	613	183	-	-	-	796
Disposals / Cancelled contracts	-	-	-	-	(5,471)	-	(5,471)
Depreciation	(4,457)	(1,438)	(1,424)	-	(7,642)	-	(14,961)
Transfers (i)	-	(3,920)	-	-	-	-	(3,920)
As of March 31, 2023	33,723	23,141	11,405	4,755	117,777	391	191,192

(i)	The remaining balance of transfers refers to software and assets under implementation, previously allocated in the “furniture, equipment and fittings” group.

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
Additions	31,849	2,015	282	289	15,929	-	50,364
Additions through business combinations	54	12	-	7	-	-	73
Disposals / Cancelled contracts	-	(6)	-	(18)	(1,842)	-	(1,866)
Depreciation	(2,951)	(109)	(1,381)	-	(7,547)	-	(11,988)
Transfers	21	434	(455)	-	-	-	-
As of March 31, 2022	45,588	10,736	16,318	955	148,277	391	222,265

The Company assesses annually, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as and for the three-month periods ended March 31, 2023 and 2022.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

13.	Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		March 31, 2023			December 31, 2022
	Weighted average amortization rate	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Software	20%	277,555	(192,806)	84,749	263,433	(182,711)	80,722
Customer Portfolio	8%	1,201,666	(402,324)	799,342	1,201,074	(377,891)	823,183
Trademarks	5%	636,072	(119,544)	516,528	631,582	(112,967)	518,615
Trade Agreement	8%	243,113	(30,477)	212,636	247,622	(28,795)	218,827
Platform content production	33%	143,596	(84,311)	59,285	123,251	(74,881)	48,370
Other Intangible assets	33%	12,320	(5,041)	7,279	39,422	(32,142)	7,280
In progress		29,071	-	29,071	18,958	-	18,958
Goodwill		3,712,568	-	3,712,568	3,711,721	-	3,711,721
		6,255,961	(834,503)	5,421,458	6,237,063	(809,387)	5,427,676

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trade-marks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	80,722	823,183	518,615	218,827	48,370	7,280	18,958	3,711,721	5,427,676
Additions	10,140	-	-	-	20,344	-	8,153	-	38,637
Additions through business combinations (Note 5)	-	1,510	4,740	-	-	-	-	847	7,097
Amortization	(8,073)	(25,351)	(6,827)	(6,191)	(9,429)	(1)	-	-	(55,872)
Transfers (i)	1,960	-	-	-	-	-	1,960	-	3,920
As of March 31, 2023	84,749	799,342	516,528	212,636	59,285	7,279	29,071	3,712,568	5,421,458

(i)	The remaining balance refers to software and assets under implementation received in the transfer of property, plant and equipment, as mentioned in note 12.

	Software	Customer Portfolio	Trade-marks	Trade Agreement	Platform content production	Other intangible assets	In progress	Goodwill	Total
As of December 31, 2021	96,045	922,105	546,277	243,495	24,294	7,281	3,991	3,694,879	5,538,367
Additions	7,940	-	-	-	8,779	-	2,039	958	19,716
Additions through business combinations	3,145	-	-	-	-	-	-	34,063	37,208
Amortization	(7,850)	(25,393)	(6,827)	(6,191)	(5,988)	(50)	-	-	(52,299)
Transfers	(2,085)	(140)	-	-	-	(1,099)	-	3,324	-
As of March 31, 2022.	97,194	896,572	539,450	237,304	27,085	6,132	6,030	3,733,224	5,542,991

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022.

There were no indications of impairment for three-month periods ended March 31, 2023 and 2022.

14.	Bonds

The balance of bonds comprises the following amounts:

	December 31, 2022	Payment of interest (i)	Interest accrued	Transaction cost of bonds	Transfers	March 31, 2023
Bonds with Related Parties	63,325	(18,463)	11,397	-	-	56,259
Bonds	30,454	(39,451)	19,194	254	(255)	10,196
Current liabilities	93,779	(57,914)	30,591	254	(255)	66,455
Bonds with Related Parties	250,206	-	-	-	-	250,206
Bonds	499,011	-	-	-	255	499,266
Non-current liabilities	749,217	-	-	-	255	749,472
Total	842,996	(57,914)	30,591	254	-	815,927

(i)	On February 28, 2023 the Company settled only interest on the following bonds 6th Issuance, 2nd series – R$ 3,752. On February 14, 2023 the Company settled only interest on the following bonds 7th issuance single series – R$ 14,711. On March 02, 2023 the Company settled only interest on the following bonds external – R$ 39,451.

a.	Bonds’ description

See below the bonds outstanding on March 31, 2023:

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	9th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	09/28/2022	08/06/2021
Maturity date	08/15/2023	09/28/2025	07/06/2024
First payment after	60 months	36 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.00% p.a.	CDI + 2.40% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	51	250	500

b.	Bond’s maturities

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	March 31, 2023%		December 31, 2022%
2023	66,455	8.2	93,779	11.1

2024	499,472	61.2	499,217	59.2
2025	250,000	30.6	250,000	29.7
Total non-current liabilities	749,472	91.8	749,217	88.9

	815,927	100.0	842,996	100.0

c.	Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to covenants, which are calculated annually. The main assumptions adopted in this calculation are described in the Financial Statements as of December 31, 2022. Additionally, the Company complied with all debt commitments in the period applicable on December 31, 2022.

15.	Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2023	December 31, 2022
Local suppliers	186,644	215,593
Related parties (note 20)	15,775	13,781
Copyright	21,038	21,273
	223,457	250,647

Reverse Factoring (i)	199,116	155,469

(i)	As of March 31, 2023, the balance of reverse factoring was R$ 199,116 (R$ 155,469 as of December 31, 2022), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.25% per month (as of December 31, 2022, the weighted average was 1.27% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

16.	Lease liabilities

	March 31, 2023	December 31, 2022
Opening balance	140,563	160,542
Additions for new lease agreements	11,808	12,002
Cancelled contracts	(2,418)	(3,180)
Interest	3,385	13,143
Payment of interest	(3,668)	(14,941)
Payment of principal	(10,334)	(27,003)
Closing balance	139,336	140,563
Current liabilities	24,196	23,151
Non-current liabilities	115,140	117,412
	139,336	140,563

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities.

The Company recognized rent expense from short-term leases and low-value assets of R$ 14,456 for the three-month period ended March 31, 2023 (R$ 10,157 as of March 31, 2022).

17.	Contractual obligations and deferred income

	March 31, 2023	December 31, 2022
Refund liability (i)	79,939	51,533
Contract of exclusivity for processing payroll	490	587
Deferred income in leaseback agreement	3,904	4,075
Other contractual obligations	1,511	1,657
	85,844	57,852

Current	85,844	57,852
Non-current	-	-
	85,844	57,852

(i)	Refers to the customer’s right to return products, as mentioned in Note 10, the Company business cycle is from October to September for each year, being the provision reduced in the end of business cycle and estimated in the fourth quarter

18.	Accounts payable for business combination and acquisition of associates

	March 31, 2023	December 31, 2022
Pluri	-	3,653
Mind Makers	8,173	7,915
Livro Fácil	-	10,516
Meritt	300	300
SEL	16,371	30,267
Redação Nota 1000	6,146	6,030
EMME	11,035	10,827
Editora De Gouges	531,016	514,299
Phidelis	12,426	16,976
Educbank	13,864	24,494
Anglo Start	382	-
	599,713	625,277
Current	48,577	73,007
Non-current	551,136	552,270
	599,713	625,277

The changes in the balance are as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

	March 31, 2023	December 31, 2022
Opening balance	625,277	532,313
Additions	4,482	120,344
Cash payment	(4,100)	(80,939)
Payments in installments	(21,197)	(11,379)
Interest payment	(15,820)	(603)
Interest adjustment	18,031	65,725
Remeasurement	(6,960)	(184)
Closing balance	599,713	625,277

The maturity years of such balances as of March 31, 2023 and December 31, 2022, are shown in the table below:

	March 31, 2023		December 31, 2022
Maturity of installments	Total	%	Total	%
In up to one year	48,577	8.1	73,007	11.7
One to two years	181,614	30.3	389,186	62.2
Two to three years	182,471	30.4	163,084	26.1
Three years on	187,051	31.2	-	-
	599,713	100.0	625,277	100.0
19.	Salaries and Social Contribution

	March 31, 2023	December 31 2022
Salaries payable	31,782	28,351
Social contribution payable (i)	37,601	25,205
Provision for vacation pay and 13th salary	27,275	21,454
Provision for profit sharing (ii)	35,973	25,047
	132,631	100,057

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

20.	Related parties

The Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna Group. The effect of these transactions is reflected in the Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

The balances and transactions between the Company and its associates have been eliminated in the Company’s Unaudited Condensed Interim Consolidated Financial Statements. Additionally, the main contracts with related parties are presented in greater detail in the Consolidated Financial Statements for the year ended December 31, 2022, which did not change until the end of this quarter.

The balances and transactions between related parties are shown below:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

	March 31, 2023
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	186,187	-	-	306,465
Editora Atica S.A.	-	4,525	-	-	12,378	-
Editora E Distribuidora Educacional S.A.	-	513	-	-	3,397	-
Maxiprint Editora Ltda.	-	43	-	-	-	-
Saraiva Educação S.A.	-	1,111	-	-	-	-
Somos Idiomas S.A.	-	200	-	-	-	-
Others	993	1	-	430	-	-
	993	6,393	186,187	430	15,775	306,465

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

	December 31, 2022
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	180,417	-	3,828	313,531
Editora Atica S.A.	-	5,754	-	-	9,778	-
Editora E Distribuidora Educacional S.A.	1,722	19	-	-	-	-
Educação Inovação e Tecnologia S.A.	-	389	-	-	175	-
Nice Participações Ltda	-	37	-	-	-	-
Saraiva Educação S.A.	-	749	-	-	-	-
Somos Idiomas S.A.	-	229	-	-	-	-
Others	37	-	-	54	-	-
	1,759	7,177	180,417	54	13,781	313,531

Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

	March 31, 2023				March 31, 2022
Transactions held:	Revenues	Finance costs (i) note 14	Cost Sharing	Sublease (note 25)	Revenues	Finance costs (i) nota 14	Cost Sharing	Sublease (note 25)

Cogna Educação S.A.	-	11,397	-	-	-	8,611	-	-
Editora Atica S.A.	4,610	-	3,200	2,246	3,415	-	1,183	2,109
Editora E Distribuidora Educacional S.A.	258	-	-	-	-	-	6,059	-
Editora Scipione S.A.	1,436	-	-	-	737	-	-	-
Maxiprint Editora Ltda.	2,727	-	-	-	2,203	-	-	-
Saber Serviços Educacionais S.A.	-	-	-	-	41	-	-	-
Saraiva Educacao S.A.	1,448	-	-	725	1,215	-	-	728
Somos Idiomas Ltda.	-	-	-	188	-	-	-	123
SSE Serviços Educacionais Ltda.	533	-	-	-	-	-	-	-
	11,012	11,397	3,200	3,159	7,611	8,611	7,242	2,960

(i)	Refers to debentures interest, see note 14.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

a)	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the period ended March 31, 2023, key management compensation, including charges and variable compensation amounted to R$ 3,477 (R$ 4,271 in March 31, 2022). The Audit Committee and Board of Directors were established in July 2020 as a result of the IPO.

The Key management personnel compensation expenses comprised the following:

	March 31, 2023	March 31, 2022
Short-term employee benefits	2,591	2,135
Share-based compensation plan	886	2,136
	3,477	4,271

21.	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings for which liabilities were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

a.  Composition

	March 31, 2023	December 31, 2022
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	631,639	622,440
Labor proceedings (ii)	20,478	25,812
Civil proceedings	502	496
	652,619	648,748
Liabilities assumed in Business Combination
Tax proceedings	749	749
Labor proceedings (ii)	1,755	1,755
	2,504	2,504

Total of provision for tax, civil and labor losses	655,123	651,252

(i)	Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

The changes in provision for the periods ended March 31, 2023 and 2022 were as follows:

	December 31, 2022	Additions	Reversals	Interest	Payments	March 31, 2023

Tax proceedings	623,189	-	(119)	9,318	-	632,388
Labor proceedings	27,567	63	(4,367)	(842)	(188)	22,233
Civil proceedings	496	13	(13)	8	(2)	502
Total	651,252	76	(4,499)	8,484	(190)	655,123

Finance expense		-	-	(8,484)
General and administrative expenses		(76)	4,499	-
Total		(76)	4,499	(8,484)

	December 31, 2021	Additions	Reversals	Interest	Payments	March 31, 2022

Tax proceedings	607,084	-	(1,356)	10,728	-	616,456
Labor proceedings	38,159	165	(4,916)	718	(180)	33,946
Civil proceedings	1,607	4	(6)	8	-	1,616
Total	646,850	169	(6,278)	11,454	(180)	652,015

Finance expense		-	-	(11,454)
General and administrative expenses		(169)	6,278	-
Total		(169)	6,278	(11,454)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	March 31, 2023	December 31, 2022
Tax proceedings	2,192	2,126
Indemnification asset - Former owner	1,348	1,801
Indemnification asset – Related parties (i)	186,187	180,417
Escrow-account	-	10,515
	189,727	194,859

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

(i)	Refers to an indemnification asset of the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$186,187 (R$ 180,417 on December 31, 2022). This asset is indexed to CDI (Certificates of Interbank Deposits).

22.	Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of March 31, 2023	As of March 31, 2022
Profit before income tax and social contribution for the year	268	26,668
Nominal statutory rate of income tax and social contribution	34%	34%
IRPJ and CSLL calculated at the nominal rates	(91)	(9,067)
Share of loss equity-accounted investees	(179)	-
Permanent additions (exclusions)	425	(1,372)
Net (exclusions) additions without constitution of deferred assets	(1,850)	1,969
Difference in presumed profit rate of subsidiary	133	2,523
Tax contingencies IRPJ and CSLL	-	874
Impairment write-off on tax loss carryforward	(929)	(1,406)
Total IRPJ and CSLL	(2,492)	(6,478)
Current IRPJ and CSLL in the result	(1,454)	(5,524)
Deferred IRPJ and CSLL in the result	(1,038)	(954)
	(2,492)	(6,478)

b.	Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

	As of December 31, 2022	Effect on profit (loss)	As of March 31, 2023
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	422,240	25,079	447,319
Temporary differences:
Impairment losses on trade receivables	20,471	808	21,280
Provision for obsolete inventories	3,346	793	4,139
Imputed interest on suppliers	(5,548)	2,693	(2,855)
Provision for risks of tax, civil and labor losses	20,445	1,492	21,937
Refund liabilities and right to returned goods	15,818	1,581	17,400
Lease liabilities	7,936	(988)	6,948
Fair value adjustments on business combination and goodwill amortization (i)	(358,454)	(26,320)	(384,775)
Other temporary difference	44,596	(6,176)	38,420
Deferred assets, net	170,851	(1,038)	169,812

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.

(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6-year period beginning in 2026.

23.	Shareholder’s Equity

23.1.	Share Capital

The Company holds Class A shares (issued and sold in the IPO), in addition to Class B shares (owned by Cogna).

Considering the ILP exercised during 2022, in addition to the remuneration of restricted shares recognized in the same period, on March 31, 2023, the Company's capital stock totals 83,650,902 shares (83,649,887 on December 31, 2022), of which 64,436,093 are Class B shares owned by the Cogna Group and 18,214,809 (18,213,794 on December 31, 2022) are Class A shares owned by third-parties and 1,000,000 shares Class A are held in treasury.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Below we present the movements that occurred in the period ended March 31, 2023:

	Class A Shares (units)	Class B Shares (units)	Total
December 31, 2022	19,213,794	64,436,093	83,649,887
Remuneration
ILP exercised	1,015	-	1,015
March 31, 2023	19,214,809	64,436,093	83,650,902

The Company’s shareholders on March 31, 2023, are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	18,214,809	-	18,214,809
Treasury shares (Note 23.4)	1,000,000	-	1,000,000
Total (%)	23%	77%	83,650,902

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

23.2.	(Loss) profit per share

The basic (loss) profit per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	March 31, 2023	March 31, 2022
(Loss) profit attributable to parent Company	(2,224)	20,190
Weighted average number of ordinary shares outstanding (thousands)	83,651	83,394
Share based- compensation ("Long term Plan")	-	1,036
Share based plan Migrated from Cogna to Vasta	-	20
Total dilution effect	-	1,056

Basic (loss) earnings per share - R$	(0.03)	0.24
Diluted (loss) earnings per share - R$	(0.03)	0.24

23.3.	Capital reserve - Share-based compensation (granted)

The Company as of March 31, 2023, had two share-based compensation plans and one bonus plan paid in restricted share units, being:

a)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Statement of Profit or Loss for the period ended March 31, 2023 was R$ 1,843, being R$ 1,156 in Shareholder’s the Equity and a credit of R$ 687 as labor charges in liabilities, due to share price fluctuation.

b)	Bonus paid in restricted share units – “Premium recognized” - The Company granted and vested 99,193 shares on April, 2022 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 1,748 (net of withholding taxes), of which R$ 1,023 corresponds to labor charges.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

23.4.	Vasta’s share Repurchase Program

In 2021 the Company announced that its Board of Directors has approved its first share repurchase program, or the Repurchase Program. Under the Repurchase Program, the Company may repurchase up to 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. The Company concluded the Repurchase Program on December 10, 2021, using its existing funds to finance the repurchase, and on December 31, 2021, the Company had a balance of R$23,880 or 1,000,000 shares in its possession.

24.	Net Revenue from sales and Services

The breakdown of net sales of the Company for the periods ended March 31, 2023, and 2022 is shown below, revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

	March 31, 2023	March 31, 2022
Content Platform and EdTech
Learning Systems
Gross revenue	278,628	240,082
Discounts	(507)	(2,108)
Returns	(47,331)	(34,186)
Taxes	(87)	(112)
Net revenue	230,703	203,676
Textbooks
Gross revenue	54,563	56,578
Returns	(3,569)	(2,531)
Taxes	(2)	(326)
Net revenue	50,992	53,721

Complementary Education Services
Gross revenue	66,497	64,207
Returns	(11,932)	(7,878)
Taxes	(12)	(57)
Net revenue	54,553	56,272

Other services
Gross revenue	10,641	9,684
Returns	-	(1)
Taxes	(1,505)	(1,196)
Net revenue	9,136	8,487

Total Content Platform & EdTech	345,384	322,156

Digital services platform
E-commerce
Gross revenue	57,778	63,043
Returns	(93)	(3,601)
Taxes	(245)	(1,225)
Net revenue	57,440	58,217

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

Other digital services
Gross revenue	12	228
Discounts	(1)	-
Taxes	-	(20)
Net revenue	11	208

Total Digital Services	57,451	58,425

Total
Gross revenue	468,119	433,822
Discounts	(508)	(2,108)
Returns	(62,925)	(48,197)
Taxes	(1,851)	(2,936)
Net revenue	402,835	380,581

Sales	393,688	371,886
Service	9,147	8,695
Net revenue	402,835	380,581

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

25.	Costs and Expenses by Nature

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

	March 31, 2023	March 31, 2022
Salaries and payroll charges	(76,032)	(72,480)
Raw materials and productions costs	(82,253)	(71,532)
Editorial cost	(18,314)	(12,278)
Depreciation and amortization	(70,832)	(64,286)
Copyright	(25,288)	(20,763)
Advertising and publicity	(27,018)	(27,472)
Utilities, cleaning, and security	(4,175)	(6,505)
Rent and condominium fees	(14,456)	(10,157)
Third-party services	(11,713)	(3,789)
Travel	(3,583)	(3,971)
Consulting and advisory services	(4,035)	(10,857)
Impairment losses on trade receivables	(10,380)	(8,896)
Material	(328)	(1,457)
Reversal for tax, civil and labor losses	4,423	6,109
Provision for obsolete inventories	(3,023)	(6,780)
Income from lease and sublease agreements with related parties	3,159	2,960
Other income	994	933
	(342,854)	(311,221)
Cost of gods sold and services	(155,126)	(129,237)
Commercial expenses	(51,061)	(47,933)
General and administrative expenses	(127,281)	(126,088)
Impairment losses on trade receivable	(10,380)	(8,896)
Other income	994	933
	(342,854)	(311,221)

26.	Finance result

	March 31, 2023	March 31, 2022
Finance income
Income from financial investments and marketable securities (i)	9,417	11,459
Other finance income	7,214	3,810
	16,631	15,269
Finance costs
Interest on bonds and financing	(30,591)	(23,772)
Interest on account payables for business combinations	(18,031)	(13,694)
Imputed interest on suppliers	(7,074)	(1,867)
Bank and collection fees	(3,280)	(2,393)
Interest on provision for tax, civil and labor losses	(8,484)	(11,430)
Interest on lease liabilities	(3,385)	(3,596)
Other finance costs	(4,971)	(1,210)
	(75,816)	(57,962)
Financial result (net)	(59,185)	(42,693)

(i)	Refers to income from marketable securities indexed at CDI.

27.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’s customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Services.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

The Digital Services aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them to focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services of the Company. Operations related to this segment began with the acquisition of Livro Fácil, and posteriory with the acquisition of EMME, which has its digital platform aimed at the production of educational marketing material for the Company's partner schools. Additionally, in January 2022, the Company acquired MVP and Phidelis.

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Services segment. These transactions are priced on an arm’s length basis and are to be settled in cash.  However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intersegment transactions.

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	March 31, 2023
	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	345,384	57,451	402,835
Cost of goods sold and services	(100,907)	(54,219)	(155,126)
Operating income (expenses)
General and administrative expenses	(124,559)	(2,722)	(127,281)
Commercial expenses	(43,096)	(7,965)	(51,061)
Other operating income	994	-	994
Impairment losses on trade receivables	(10,335)	(45)	(10,380)
Share of loss equity-accounted investees	(528)	-	(528)
Profit (loss) before finance result and taxes	66,953	(7,500)	59,453

Assets	7,430,665	115,069	7,545,734
Current and non-current liabilities	2,834,601	77,527	2,912,128

	March 31, 2022
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	322,156	58,425	380,581
Cost of goods sold and services	(84,497)	(44,740)	(129,237)
Operating income (expenses)
General and administrative expenses	(112,894)	(13,194)	(126,088)
Commercial expenses	(38,633)	(9,300)	(47,933)
Other operating income, net	933	-	933
Impairment losses on trade receivables	(8,896)	-	(8,896)
Profit (loss) before finance result and taxes	78,169	(8,809)	69,360

Assets	7,268,326	134,939	7,403,265
Current and non-current liabilities	2,640,755	72,985	2,713,740

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of three-month period ended March 31, 2023

In thousands of R$, unless otherwise stated

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed 10% or more to the Company’s segments revenue for the periods ended March 31, 2023, and 2022.

28.	Non-cash transactions

Non-cash transactions for the period ended March 31, 2023 are: (i) Additions of right of use assets and lease liabilities in the amount of R$ 11,808 (note 16), (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 2,418 (note 16), and (iii) Accounts payable assumed in the acquisition of Escola Start, during year 2023, in the amount of R$ 847 , net of the percentage acquired (note 5).

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1